UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026.

Commission File Number: 001-43230
Aya Gold & Silver Inc.
(Translation of registrant’s name into English)

1320 boulevard Graham, suite 132, Mont-Royal, Quebec, Canada, H3P 3C8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☐Form 20-F    ☑Form 40-F

EXHIBIT INDEX
The following documents are being furnished to the SEC as exhibits to this Form 6-K:

Exhibit No.	Description
99.1*	Boumadine Feasibility Study Update (PR)

* Filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aya Gold & Silver Inc.

Date May 4, 2026	By	/s/ Elias J. Elias
Elias J. Elias
Chief Legal and Sustainability Officer & Corporate Secretary